Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Significantly Increases Dividend For 2011
Saskatoon, Saskatchewan, Canada, December 2, 2010   .   .   .   .   .   .   .   .   .   .   .   .   .
Cameco (TSX: CCO; NYSE: CCJ) announced today that its board of directors has approved a 43% increase in the annual cash dividend to $0.40 from $0.28 per share beginning in 2011. This will be the seventh time Cameco has increased its dividend in nine years.
“The substantial increase in our annual dividend demonstrates our confidence in our business and in the long-term fundamentals of the uranium market,” said Cameco CEO Jerry Grandey. “Cameco is the only investment opportunity in our industry with the financial strength to substantially increase dividends while undertaking an ambitious growth program.”
The company’s board of directors also declared a quarterly cash dividend of $0.07 per common share, payable on January 14, 2011 to shareholders of record on December 31, 2010.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Media inquiries:	Rob Gereghty	(306) 956-6190